TELE NORTE CELULAR PARTICIPACOES S.A.

                            CNPJ: 02,558,154/0001-29
                              NIRE: 533,0000,576-1
                                (Public Company)


                    MINUTES OF SPECIAL SHAREHOLDERS' MEETING
                            held on December 19, 2002


Date, time and venue:

December 19, 2002, at 12 noon, at the head office of Tele Norte Celular Participacoes S.A. ("Tele Norte Participacoes" or "Company"), in the City of Brasilia, Federal District, at SCN, Quadra 03, Bloco A, Sobreloja.

Notice:

The shareholders of Tele Norte Participacoes were called by a Notice published in the November 19, 20 and 21, 2002 issues of Gazeta Mercantil and the Official Gazette of the Federal District.

Attendance:

Shareholders representing more than 2/3 of the voting capital stock of Tele Norte Participacoes, as shown by the signatures affixed to the Shareholder Attendance Book.

The President, Mr. Antonio Jose Ribeiro dos Santos, was in attendance, representing the Company's management.

Also in attendance was Mr. Gilberto Braga, a member of the Company's Audit Committee.

Chair:

After the special quorum of 2/3 was determined to be present, the President of the Company, Mr. Antonio Jose Ribeiro dos Santos, called the meeting to order and took the chair, and invited Ms. Celina Pannunzio to act as Secretary, all in accordance with the provisions of the By-laws of the Company.

Agenda:

1. Adjustment of Section 11 of the By-laws of the Company to the wording of
Section 17 of Law No. 6,404/76, as amended by Law No. 10,303/01.

Resolutions:

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The Chairman stated that the minutes of this Special Shareholders' Meeting will be recorded in summary form and that the shareholders may submit, in a separate document, an explanation in support of their votes, which will be attached to these minutes and will remain on file at the head office of Tele Norte Participacoes.

The secretary read the notice for the meeting and, thereafter, the shareholders discussed and voted on the proposed amendment to Section 11 of the By-laws of the Company, in light of the wording of Section 17 of Law No. 6,404/76, as amended by Law No. 10,303/01.

By a majority vote of the shareholders in attendance, the amendment to Section 11 was approved in order to confer on preferred shareholders (i) the right mentioned in Item I, Paragraph 1 of Section 17 of Law No. 6,404/76, as amended by Law No. 10,303/2001; or (ii) the privilege enjoyed under the current By-laws, whichever is greater, as follows:

"Section 11. Preferred shares will not be entitled to vote, except in the event described in the Sole Paragraph hereof, and in the Sole Paragraph of Section 14, provided, however, that preferred shares will have a preference in the case of return of capital, without a premium, and will be entitled to receive, on a preferential basis, minimum, noncumulative dividends according to the greater of the following criteria:

I - six percent (6%) per annum of the amount resulting from the division of the subscribed capital stock by the total amount of outstanding shares of the Company; or

II - right to share in the dividend to be distributed under Section 41 of these By-laws based on the following criteria:

         a) preference to receive a minimum noncumulative dividend corresponding to three percent (3%) of the net asset value of each share; and

         b) right to share in the profits to be distributed on an equal footing with common shares, after common shares have been paid a dividend equal to the minimum preferential dividend mentioned in letter "a" above."

The restatement of the by-laws was also approved to incorporate the amendment adopted herein, the restated by-laws to remain on file at the head office of the Company.

Closing:

As there was no more business to be transacted, the meeting was closed and these minutes were prepared in summary form (Section 130, Paragraph 1 of Law No. 6,404/76). Thereafter these minutes were read and found to be in good order, and were signed by shareholders constituting a quorum for the adoption of valid resolutions, provided that these minutes may be published without an indication of such signatures.

                           Brasilia, December 19, 2002


         Antonio Jose Ribeiro dos Santos             Celina Pannunzio
                    Chairman                             Secretary


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Shareholders

                           TELPART PARTICIPACOES S.A.

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S ST AVS LTD T F NCIT LEASE CAP I E MS      LATINVEST FUND DELAWARE, LLC
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